Exhibit 99.1

Interim Consolidated Financial Statements of Alithya Group inc. For the three and six months ended September 30, 2022 and 2021 (unaudited)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2022	2021	2022	2021
	Notes	$	$	$	$
Revenues	14	128,933	105,277	255,697	208,198
Cost of revenues	10	91,173	76,804	183,873	151,385
Gross margin		37,760	28,473	71,824	56,813

Operating expenses
Selling, general and administrative expenses	10	30,421	24,885	59,348	47,632
Business acquisition, integration and reorganization costs	11	2,741	689	4,623	4,632
Depreciation	10	1,602	1,247	3,181	2,800
Amortization of intangibles	4	6,708	3,450	11,407	6,830
Foreign exchange loss (gain)		64	(42)	(100)	26
		41,536	30,229	78,459	61,920
Operating loss		(3,776)	(1,756)	(6,635)	(5,107)
Net financial expenses	12	2,301	1,075	4,094	2,024
Loss before income taxes		(6,077)	(2,831)	(10,729)	(7,131)
Income tax expense (recovery)
Current		164	(148)	48	(196)
Deferred	10	(5,806)	94	(6,178)	(2,126)
		(5,642)	(54)	(6,130)	(2,322)
Net loss		(435)	(2,777)	(4,599)	(4,809)

Other comprehensive income
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		4,614	1,245	6,228	627
		4,614	1,245	6,228	627
Comprehensive income (loss)		4,179	(1,532)	1,629	(4,182)

Basic and diluted loss per share	9	—	(0.03)	(0.05)	(0.06)

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 3

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		September 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2022	2022
	Notes	$	$
Assets
Current assets
Cash		25,912	17,655
Restricted cash		—	3,254
Accounts receivable and other receivables		100,208	100,867
Unbilled revenues		31,882	17,272
Tax credits receivable		17,690	8,515
Prepaids		6,565	6,162
		182,257	153,725
Non-current assets
Tax credits receivable		6,878	11,873
Other assets		1,245	1,303
Property and equipment		10,260	10,412
Right-of-use assets		14,156	15,146
Intangibles	4	119,192	101,927
Deferred tax assets		6,935	7,247
Goodwill	5	171,332	146,088
		512,255	447,721

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		86,045	89,660
Deferred revenues		21,353	20,409
Current portion of lease liabilities		3,794	3,510
Current portion of long-term debt	6	21,773	19,316
		132,965	132,895
Non-current liabilities
Long-term debt	6	144,412	87,360
Lease liabilities		16,588	17,753
Deferred tax liabilities		9,753	9,962
		303,718	247,970
Shareholders' equity
Share capital	7	309,753	305,222
Deficit		(116,095)	(111,654)
Accumulated other comprehensive income (loss)		5,281	(947)
Contributed surplus		9,598	7,130
		208,537	199,751
		512,255	447,721

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 4

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended September 30, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2022		92,725,616	305,222	(111,654)	(947)	7,130	199,751
Net loss		—	—	(4,599)	—	—	(4,599)
Other comprehensive income		—	—	—	6,228	—	6,228
Total comprehensive income (loss)		—	—	(4,599)	6,228	—	1,629
Share-based compensation	7	—	—	—	—	1,226	1,226
Share-based compensation granted on business acquisitions	7	—	—	—	—	1,242	1,242
Issuance of Subordinate Voting Shares in consideration of the acquisition of Datum, net of share issuance costs	3, 7	1,867,262	5,528	—	—	—	5,528
Shares purchased for cancellation	7	(283,886)	(997)	158	—	—	(839)
Total contributions by shareholders		1,583,376	4,531	158	—	2,468	7,157
Balance as at September 30, 2022		94,308,992	309,753	(116,095)	5,281	9,598	208,537

Balance as at March 31, 2021		58,695,438	197,537	(96,190)	(508)	7,173	108,012
Net loss		—	—	(4,809)	—	—	(4,809)
Other comprehensive income		—	—	—	627	—	627
Total comprehensive income (loss)		—	—	(4,809)	627	—	(4,182)
Share-based compensation		—	—	—	—	890	890
Share-based compensation granted on business acquisitions		—	—	—	—	961	961
Issuance of Subordinate Voting Shares in consideration of the acquisition of R3D Consulting Inc.		25,182,676	80,585	—	—	—	80,585
Shares purchased for cancellation		(26,400)	(87)	(3)	—	—	(90)
Total contributions by, and distributions to, shareholders		25,156,276	80,498	(3)	—	1,851	82,346
Balance as at September 30, 2021		83,851,714	278,035	(101,002)	119	9,024	186,176

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 5

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars) (unaudited)		2022	2021	2022	2021
	Notes	$	$	$	$
Operating activities
Net loss		(435)	(2,777)	(4,599)	(4,809)
Items not affecting cash
Depreciation and amortization		8,310	4,697	14,588	9,630
Amortization of finance costs	12	88	66	171	129
Share-based compensation	7	1,738	934	2,468	1,851
Unrealized foreign exchange loss (gain)		(456)	150	(735)	148
Foreign exchange loss (gain) on repayment of long-term debt		47	(25)	105	(22)
Forgiveness of PPP loans		—	—	—	(5,868)
Interest accretion on balances of purchase payable	12	256	212	404	419
Other		—	60	—	60
Deferred taxes		(5,806)	94	(6,178)	(2,126)
		3,742	3,411	6,224	(588)
Changes in non-cash working capital items	13	(6,349)	(10,934)	(20,192)	(6,409)
Net cash used in operating activities		(2,607)	(7,523)	(13,968)	(6,997)

Investing activities
Additions to property and equipment		(270)	(395)	(1,023)	(736)
Additions to intangibles	4	—	—	(350)	—
Restricted cash		—	(5)	3,254	(10)
Business acquisition, net of cash acquired	3, 4, 5	(15,869)	—	(16,683)	(401)
Net cash used in investing activities		(16,139)	(400)	(14,802)	(1,147)

Financing activities
Increase in long-term debt, net of related transaction costs		7,144	25,756	47,687	53,291
Repayment of long-term debt		(2,213)	(4,161)	(8,891)	(27,241)
Repayment of lease liabilities		(892)	(676)	(1,780)	(1,138)
Share issue costs	7	(24)	—	(24)	—
Shares purchased for cancellation	7	(309)	(90)	(839)	(90)
Net cash from financing activities		3,706	20,829	36,153	24,822

Effect of exchange rate changes on cash		614	3	874	(19)
Net change in cash		(14,426)	12,909	8,257	16,659
Cash, beginning of period		40,338	10,653	17,655	6,903
Cash, end of period		25,912	23,562	25,912	23,562
Cash paid (included in cash flow used in operating activities)
Interest paid		1,871	706	3,338	1,366
Income taxes paid (recovered)		223	232	223	(670)

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (“Alithya” or the “Company”) and its subsidiaries (collectively with Alithya, the “Group”) are trusted leaders in strategy and digital transformation. Alithya's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. The Group deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, insurance, renewable energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.
The Company is the Group’s ultimate parent company and its head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2022. The Company applied the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2022, except for changes as detailed below.
These interim consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on November 9, 2022.
Basis of Measurement
These interim consolidated financial statements have been prepared under the historical cost basis except for
•Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination which are generally measured initially at their fair values at the acquisition date;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date;
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment; and
•Derivatives, which are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re‑measured at their fair value at the end of each reporting period.
SEGMENTED REPORTING
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to the transactions with any of the Group’s other segments. An entity shall disclose separately information about each operating segment, and can combine operating segments, with similar economic characteristics or that do not meet quantitative thresholds, into one reportable segment.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT'D)
As at April 1, 2022, as a result of organic growth and the integration of recent business acquisitions, the Group determined that it has three reportable segments based on geography: Canada, U.S. and International. The Group had previously determined that it had one single reportable segment due to similar characteristics of its operating segments, including similar economic characteristics, the nature of services provided to its customers and types of customers comprising its customer base and the regulatory environment in which the Group operates. Information for the comparative period has been restated to also present segment information for the three reportable segments (note 14).
INTANGIBLES
Tradenames are not amortized as they have an indefinite life, but are instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the tradenames may be impaired.
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
The Group enters into derivative financial instruments to manage its exposure to interest rate risks.
The resulting gain or loss on re-measurement at the fair value of the derivatives is recognized in the consolidated statements of operations, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of operations depends on the nature of the hedge relationship. The cash flows of the hedging instruments are classified in the same manner as the cash flows of the item being hedged.
The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The documentation includes the identification of the nature of the risk being hedged, the economic relationship between the hedged items and the hedging instruments which should not be dominated by credit risk, the hedge ratio consistent with the risk management strategy pursued and how the Company will assess the effectiveness of the hedging relationship on an ongoing basis. Management evaluates hedge effectiveness at inception of the hedge instrument and quarterly thereafter. Hedge effectiveness is measured prospectively as the extent to which changes in the fair value or cash flows of the derivative offsets the changes in the fair value or cash flows of the underlying hedged item or risk when there is a significant mismatch between the terms of the hedging instrument and the hedged item.
Cash flow hedge
The effective portion of the change in the fair value of the derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. It is reclassified out of other comprehensive income into the consolidated statements of operations when the hedged item is recognized in the consolidated statements of operations.
The gain or loss relating to the ineffective portion, if any, is recognized immediately in the consolidated statements of operations.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in net loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to net loss.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT'D)
ACCOUNTING STANDARD AMENDMENTS EFFECTIVE FOR THE YEAR ENDING MARCH 31, 2023
The following amendment to existing standards was adopted by the Group on April 1, 2022 and had no significant impact on the Group’s consolidated financial statements.
Onerous Contracts, Cost of Fulfilling a Contract
In May 2020, the International Accounting Standards Board (''IASB'') issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37. The amendments specify which costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The full cost approach considers that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract include incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts.
NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. These amendments are subject to future developments. Certain application issues resulting from the 2020 amendments were raised with the IASB, which resulted in the IASB publishing exposure draft ED/2021/9 Non-Current Liabilities with Covenants in November 2021. Further amendments to IAS 1 are proposed as well as a deferral of the effective date of the 2020 amendments to no earlier than January 1, 2024. The exposure draft was open for comment until March 21, 2022. Management is currently assessing, but has not yet determined, the impact of the amendment on the Group’s consolidated financial statements.
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT'D)
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements.
3. BUSINESS COMBINATION
Datum
Overview
On July 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of the U.S.-based Datum Consulting Group, LLC and its affiliates (“Datum”) (the “Datum Acquisition”), a leader in IP enabled digital transformation services for data-rich insurers and other regulated entities such as governments.
The Datum Acquisition was completed for purchase consideration and other consideration of up to US$47,263,000 ($60,836,000), in aggregate.
The purchase consideration of US$28,975,000 ($37,296,000), in aggregate, consisted of: (i) US$15,317,000 ($19,716,000) paid in cash, net of working capital adjustment; (ii) US$4,313,000 ($5,552,000) paid by the issuance of 1,867,262 Subordinate Voting Shares; and (iii) US$9,345,000 ($12,028,000) of balance of sale, representing deferred cash consideration, payable over three years on July 1, 2023, 2024 and 2025 (the "Anniversary Dates") (note 6).
The other consideration of up to US$18,288,000 ($23,540,000), consisted of: (i) deferred cash consideration of US$975,000 ($1,255,000); (ii) deferred share consideration of 1,867,261 Subordinate Voting Shares with a value of US$4,313,000 ($5,552,000); and (iii) potential earn-out consideration of up to US$13,000,000 ($16,733,000), all payable over three years on the Anniversary Dates.
The deferred cash consideration will be recognized as employee compensation on business acquisition, over three years (note 11).
The deferred share consideration will be recognized as share-based compensation to an employee, over three years.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
The potential earn-out consideration is payable in cash (75%), which will be recognized as employee compensation on business acquisition, and by Subordinated Voting Shares (25%), which will be recognized as share-based compensation, with a maximum of 1,517,151 Subordinate Voting Shares available for issuance with a value of US$3,505,000 ($4,511,000). The potential earn-out consideration has earn-out periods ending on each of the Anniversary Dates. The potential earn-out consideration payable in cash will be expensed over three years as the related services are provided at the best estimate of the payout required to settle the present obligation at the end of the reporting period. The potential earn-out consideration payable in shares will be expensed over the three-year vesting period and the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting dates.
The fair value of the assets acquired and liabilities assumed, and the purchase consideration is preliminary pending completion of an independant valuation. The most significant aspect remaining to be finalized relates to the valuation of intangibles. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Datum Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Datum Acquisition, the fair value will then be revised. Accordingly, the values in the table below are subject to change. The Datum Acquisition is being accounted for using the acquisition method of accounting.
For the three and six months ended September 30, 2022, the Company incurred acquisition-related costs pertaining to the Datum acquisition of approximately $350,000 and $1,356,000, respectively. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
Purchase Price Allocation
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Datum	$
Current assets
Cash	2,798
Accounts receivable and other receivables	3,663
Unbilled revenue	1,301
Prepaids	159
7,921
Non-current assets
Other assets	2
Property and equipment	55
Right-of-use assets	135
Intangibles (note 4)	22,396
Goodwill	16,967
Total assets acquired	47,476

Current liabilities
Accounts payable and accrued liabilities	4,007
Deferred revenue	908
Current portion of lease liabilities	71
4,986
Non-current liabilities
Lease liabilities	64
Deferred tax liabilities	5,953
Total liabilities assumed	11,003

Net assets acquired	36,473

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Datum into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Datum	$
Consideration transferred settled in cash	19,716
Issuance of 1,867,262 Subordinate Voting Shares (note 7)	5,552
Balance of purchase payable with a nominal value of US$9,345,000 ($12,028,000) (note 6)	11,205
Total consideration transferred	36,473

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
Datum's contribution to the Group results
For the three and six months ended September 30, 2022, the Datum business contributed revenues of approximately $4,905,000. For the three and six months ended September 30, 2022, the Datum business contributed to the consolidated net loss of the Group, in the amount of $3,487,000, including amortization, primarily related to the acquired customer relationships, of $1,729,000, share-based compensation granted on business acquisitions of $967,000 and acquisition and integration costs of $706,000 and $1,713,000, respectively.
4. INTANGIBLES

As at	September 30, 2022					March 31, 2022
	Customer relationships	Software	Tradenames	Non-compete agreements	Total	Customer relationships	Software	Non-compete agreements	Total
	$	$	$	$	$	$	$	$	$
Opening cost	145,966	4,989	—	6,886	157,841	67,720	4,334	6,902	78,956
Additions, purchased	—	—	—	—	—	—	22	—	22
Additions through business acquisition (a) (note 3)	12,169	8,238	2,188	257	22,852	78,804	296	—	79,100
Additions, internally generated	—	350	—	—	350	—	1,339	—	1,339
Disposals / retirements	—	—	—	—	—	—	(999)	—	(999)
Foreign currency translation adjustment	4,582	547	150	191	5,470	(558)	(3)	(16)	(577)
Subtotal	162,717	14,124	2,338	7,334	186,513	145,966	4,989	6,886	157,841
Opening accumulated amortization	49,958	2,741	—	3,215	55,914	38,033	2,471	1,862	42,366
Amortization	9,361	1,338	—	708	11,407	11,925	1,007	1,353	14,285
Disposals / retirements	—	—	—	—	—	—	(737)	—	(737)
Subtotal	59,319	4,079	—	3,923	67,321	49,958	2,741	3,215	55,914
Net carrying amount	103,398	10,045	2,338	3,411	119,192	96,008	2,248	3,671	101,927

(a) On April 1, 2022, the Company acquired all of the issued and outstanding shares of Trafic 3W inc. for total consideration of $2,005,000, comprised of cash, in the amount of $900,000 and a balance of purchase price payable on October 1, 2022 in the amount of $1,105,000, payable in cash or, for a portion thereof, in Subordinate Voting Shares. The actual amount paid, net of the cash acquired in the amount of $86,000, was $814,000. Intangible assets acquired at date of acquisition consisted of customer relationships in the amount of $456,000.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. GOODWILL

As at	September 30, 2022
	Canada	France	EPM US	ERP US	Not allocated (b)	Total
	$	$	$	$	$	$
Beginning balance as at April 1, 2022	77,135	128	8,852	29,005	30,968	146,088
Business acquisition (a) (note 3)	1,270	—	—	—	15,918	17,188
Foreign currency translation adjustment	—	(4)	899	2,947	4,214	8,056
Net carrying amount	78,405	124	9,751	31,952	51,100	171,332

As at	March 31, 2022
	Canada	France	EPM US	ERP US	Not allocated	Total
	$	$	$	$	$	$
Beginning balance as at April 1, 2021	34,644	137	8,915	29,210	—	72,906
Business acquisition	42,491	—	—	—	31,498	73,989
Foreign currency translation adjustment	—	(9)	(63)	(205)	(530)	(807)
Net carrying amount	77,135	128	8,852	29,005	30,968	146,088

(a) On April 1, 2022, the Company acquired all of the issued and outstanding shares of Trafic 3W inc, which has been allocated to Canada. During the three months ended September 30, 2022, the amount of goodwill related to Trafic 3W inc. has been increased by $205,000 resulting from an adjustment to the purchase consideration.
(b) As at September 30, 2022, the Vitalyst, LLC and Datum purchase price allocation were preliminarily resulting in $32,974,000 and $18,126,000 of goodwill respectively, which have not yet been allocated to a cash-generating unit for the purpose of impairment testing. During the three and six months ended September 30, 2022, the amount of goodwill related to Vitalyst, LLC has been reduced by $1,049,000 resulting from an adjustment to the purchase consideration.
6. LONG-TERM DEBT
The following table summarizes the Group’s long-term debt:

As at	September 30,	March 31,
	2022	2022
	$	$
Senior secured revolving credit facility (the “Credit Facility”) (a)	112,529	66,631
Secured loans (b)	9,336	8,596
Subordinated unsecured loans (c)	20,000	17,500
Balance of purchase price payable paid in April 2022	—	3,100
Balance of purchase price payable with a nominal value of $1,800,000, non-interest bearing (6.0% effective interest rate), payable on October 1, 2022	1,800	1,748
Balance of purchase price payable with a nominal value of $9,385,000 (US$6,825,000), non-interest bearing (6.0% effective interest rate), payable on December 13, 2022	9,275	8,178
Balance of purchase price payable with a nominal value of $12,850,000 (US$9,345,000), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,283,000 (US$3,115,000), maturing on July 1, 2025	12,078	—
Deferral of employment tax payments (US$1,219,000)	1,676	1,521
Other	76	120
Unamortized transaction costs (net of accumulated amortization of $925,000 and $754,000)	(585)	(718)
	166,185	106,676
Current portion of long-term debt	21,773	19,316
	144,412	87,360

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
6. LONG-TERM DEBT (CONT'D)
(a) The Credit Facility is available to a maximum amount of $125,000,000 which can be increased under an accordion provision to $140,000,000, under certain conditions, and can be drawn in Canadian and the equivalent amount in U.S. dollars. It matures on April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 1.00%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 1.50% to 2.25%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
On September 29, 2022, the Credit Facility was amended to temporarily increase the maximum amount available under the Credit Facility to $140,000,000 for the period from September 29, 2022 to January 31, 2023 (the "Bulge Period"). The Group can terminate the Bulge Period at its option commencing December 31, 2022. During the Bulge Period, the advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.50%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 2.00% to 2.75%, as applicable for Canadian and U.S. advances, respectively.
(b) The secured loans are with Investissement Québec and finance the 2021 and 2022 refundable tax credits. The secured loans are repayable on the earlier of the date of receipt of the refundable tax credits receivable and the maturity dates of March 31, 2023 for the 2021 financed refundable tax credits, in the amount of $4,670,000, and March 31, 2024 for the 2022 financed refundable tax credits, in the amount of $4,666,000.
(c) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2025. Under the terms of the loan, the Group is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Group was in compliance with all of its financial covenants as at September 30, 2022.
7. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2022	85,554,000	300,901	7,171,616	4,321
Shares issued in consideration of the acquisition of Datum (note 3)	1,867,262	5,528	—	—
Shares purchased for cancellation	(283,886)	(997)	—	—
Ending balance as at September 30, 2022	87,137,376	305,432	7,171,616	4,321

During the six months ended September 30, 2022, the following transactions occurred:
•As part of the Datum acquisition (note 3), 1,867,262 Subordinate Voting Shares, with a total value of $5,552,000, were issued. The Company incurred share issue costs in the amount of $32,000, net of deferred income tax of $8,000, for net consideration of $5,528,000.
•The purchase for cancellation of 283,886 Subordinate Voting Shares under the Company's normal course issuer bid for a total cash consideration of $839,000 and a carrying value of $997,000. The excess of the carrying value over the purchase price in the amount of $158,000 was credited to deficit.
During the six months ended September 30, 2021, the Company acquired all of the outstanding shares of R3D Consulting Inc. (now Alithya IT Services Inc.). As part of the acquisition, 25,182,676 Subordinate Voting Shares, with a total value of $80,585,000, were issued.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. SHARE CAPITAL (CONT'D)
Normal Course Issuer Bid ("NCIB")
On September 14, 2022, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 2,491,128 Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 8, 2022.
The NCIB plan commenced on September 20, 2022 and will end on the earlier of September 19, 2023 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
Stock options
The following table presents information concerning stock option activity for the period:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at April 1, 2022	4,084,082	3.23
Granted	891,355	3.25
Forfeited	(62,475)	3.61
Expired	(170,000)	3.59
Ending balance as at September 30, 2022	4,742,962	3.28
Exercisable as at September 30, 2022	1,652,056	3.23

Included in the 1,652,056 of stock options exercisable as at September 30, 2022, are 657,896 stock options exercisable to purchase Class B multiple voting shares ("Multiple Voting Shares").
On June 21, 2022, Alithya issued 626,230 and 265,125 stock options, to purchase a total of 891,355 Subordinate Voting Shares, at a grant date fair value of $1.38 and US$1.06, respectively.
The assumptions used to determine the grant date fair values of stock options granted to employees using the Black-Scholes stock option pricing model were as follows:

	For the six months ended September 30,
	2022	2021
Weighted average assumptions
Share price	$3.25	$3.23
Exercise price	$3.25	$3.23
Risk-free interest rate	3.50%	1.25%
Expected volatility*	35.0%	34.7%
Dividend yield	—	—
Expected option life (years)	6.6	6.6
Vesting conditions – time (years)	3.3	3.2

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. SHARE CAPITAL (CONT'D)
DSUs
The following table presents information concerning DSU activity for the period:

Number of DSUs

Beginning balance as at April 1, 2022	439,521
Granted	95,481
Ending balance as at September 30, 2022	535,002

On June 30, 2022, 43,385 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.11, per DSU, for an aggregate fair value of $135,000. The amount has been recorded in share-based compensation expense.
On September 30, 2022, 52,096 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $2.65, per DSU, for an aggregate fair value of $138,000. The amount has been recorded in share-based compensation expense.
RSUs
As at September 30, 2022, there were 181,498 fully vested RSUs outstanding. None were granted, settled or canceled during the six-month ended September 30, 2022.
PSUs
The following table presents information concerning PSU activity for the period:

Number of PSUs

Beginning balance as at April 1, 2022	332,263
Granted	528,120
Ending balance as at September 30, 2022	860,383

On June 21, 2022, 528,120 PSUs, in aggregate, were granted to employees of the Company at a grant date fair value of $3.25 (US$2.50), per PSU, for an aggregate fair value of $1,716,000. The PSUs granted will vest three years from the date of grant.
Share-based compensation expense

	For the three months ended September 30,		For the six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Stock option plans	260	208	486	398
Share purchase plan – employer contribution	363	273	694	527
Share-based compensation granted on business acquisitions	1,105	483	1,242	961
Deferred share units	138	152	273	309
Restricted share units	—	—	—	92
Performance share units	235	91	467	91
	2,101	1,207	3,162	2,378

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. RELATED PARTIES
Operating transactions with key management personnel
In the normal course of operations, the Group incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties. As at September 30, 2022, the entity was no longer a related party as its controlling shareholder ceased to be a director of the Group on September 14, 2022.

	For the three months ended September 30,		For the six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Revenues*	3,150	5,530	6,811	11,400

* Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a former director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.
As at September 30, 2022, trade accounts receivable in the amount of $2,772,000 (March 31, 2022 - $4,287,000) are receivable from an entity controlled by a former director.
9. EARNINGS PER SHARE

	For the three months ended September 30,		For the six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Net loss	(435)	(2,777)	(4,599)	(4,809)

Weighted average number of Common Shares(a) outstanding	94,357,077	83,877,540	93,508,475	83,877,825
Basic and diluted loss per share	—	(0.03)	(0.05)	(0.06)

(a) "Common Shares" include the Subordinate Voting Shares and Multiple Voting Shares
The potentially dilutive outstanding equity instruments mentioned in Note 7 were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 18

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
10. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended September 30,		For the six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Expenses by Nature
Employee compensation and subcontractor costs	115,072	98,085	230,374	197,559
Government assistance
- tax credits (a)	(2,563)	(2,573)	(5,296)	(4,760)
- grants and loan forgiveness (b)	(11)	20	(21)	(6,067)
Other miscellaneous expenses	9,096	6,157	18,164	12,285
Depreciation of property and equipment	676	481	1,344	1,270
Depreciation of right-of used assets	926	766	1,837	1,530
	123,196	102,936	246,402	201,817

Expenses by Function
Cost of revenues	91,173	76,804	183,873	151,385
Selling, general and administrative expenses	30,421	24,885	59,348	47,632
Depreciation	1,602	1,247	3,181	2,800
	123,196	102,936	246,402	201,817

(a) For the three months ended September 30, 2022, $2,514,000 (2021 - $2,517,000) was included in cost of revenues and $49,000 (2021 - $56,000) was included in selling, general and administrative expenses. For the six months ended September 30, 2022, $5,202,000 (2021 - $4,642,000) was included in cost of revenues and $94,000 (2021 - $117,000) was included in selling, general and administrative expenses.
(b) Grants and loan forgiveness are included in cost of revenues, except for an amount of $1,324,000 that was included in selling, general and administrative expenses for the six months ended September 30, 2021. Included in grants and loan forgiveness for the six months ended September 30, 2021 was $5,868,000 related to the forgiveness of two loans received under the Paycheck Protection Program ("PPP") of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act").
Deferred income tax recovery
During the three months ended September 30, 2022, the Group recognized a deferred tax asset in the amount of $6,026,000 that was probable of being realized as a result of the deferred tax liability pursuant to the Datum Acquisition (note 3). The recognized deferred tax asset relates to previous years' net operating losses of the Group in the U.S. available for carryforwards in the amount of approximately $22,789,000 that was previously not recognized.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
The following table summarizes business acquisition, integration and reorganization costs:

	For the three months ended September 30,		For the six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Acquisition costs	399	65	1,478	1,444
Integration costs	251	624	866	3,188
Reorganization costs related to modifications to cost structure	1,735	—	1,923	—
Employee compensation on business acquisition (note 3)	356	—	356	—
	2,741	689	4,623	4,632

The acquisition related costs consisted mainly of professional fees incurred in relation to business acquisitions. For the three months ended September 30, 2022, employee termination and benefits costs of $1,735,000 (2021 - nil) are included in reorganization costs related to modifications to cost structure. For the six months ended September 30, 2022, employee termination and benefits costs of nil (2021 - $2,058,000) are included in integration costs and $1,923,000 (2021 - nil) are included in reorganization costs related to modifications to cost structure.
12. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended September 30,		For the six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Interest on long-term debt	1,651	531	2,886	1,010
Interest and financing charges	159	106	288	181
Interest on lease liabilities	210	173	427	350
Amortization of finance costs	88	66	171	129
Interest accretion on balances of purchase payable	256	212	404	419
Interest income	(63)	(13)	(82)	(65)
	2,301	1,075	4,094	2,024

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 20

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
13. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Accounts receivable and other receivables	568	(7,620)	8,030	(9,536)
Income taxes receivable	—	34	—	676
Unbilled revenues	(448)	(540)	(12,538)	(3,200)
Tax credits receivable	(1,469)	2,224	(4,216)	477
Prepaids	598	717	205	1,471
Other assets	27	—	63	—
Accounts payable and accrued liabilities	(5,667)	(7,319)	(10,530)	2,274
Deferred revenues	42	1,570	(1,206)	1,429
	(6,349)	(10,934)	(20,192)	(6,409)

During the three months ended September 30, 2022, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $135,000 (2021 - nil). During the six months ended September 30, 2022, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $428,000 (2021 - $4,212,000).
14. SEGMENT INFORMATION
The Group has three reportable segments: Canada, U.S. and International.
The Group's chief operating decision maker assesses the performance of the reportable segments based on revenues and operating income by segment. Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human resources and technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization and foreign exchange loss (gain).
The accounting policies of each reportable segment are the same as described in Note 2 of the Group's consolidated financial statements for the year ended March 31, 2022. The revenues and operating income by segment exclude intersegmental revenues and cost of revenues.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT INFORMATION (CONT'D)
The following tables present the Group's operations based on reportable segments:

	For the three months ended September 30, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	75,123	49,809	4,001	128,933
Operating income by segment	8,304	7,584	433	16,321
Head office general and administrative expenses				8,982
Business acquisition, integration and reorganization costs				2,741
Foreign exchange loss				64
Operating income before depreciation and amortization				4,534
Depreciation and amortization				8,310
Operating loss				(3,776)

	For the three months ended September 30, 2021
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	66,966	35,119	3,192	105,277
Operating income by segment	6,344	4,057	274	10,675
Head office general and administrative expenses				7,087
Business acquisition, integration and reorganization costs				689
Foreign exchange gain				(42)
Operating income before depreciation and amortization				2,941
Depreciation and amortization				4,697
Operating loss				(1,756)

	For the six months ended September 30, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	153,320	94,434	7,943	255,697
Operating income by segment	15,762	12,802	803	29,367
Head office general and administrative expenses				16,891
Business acquisition, integration and reorganization costs				4,623
Foreign exchange gain				(100)
Operating income before depreciation and amortization				7,953
Depreciation and amortization				14,588
Operating loss				(6,635)

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 22

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT INFORMATION (CONT'D)

	For the six months ended September 30, 2021
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	135,990	66,046	6,162	208,198
Operating income by segment	10,172	12,803	490	23,465
Head office general and administrative expenses				14,284
Business acquisition, integration and reorganization costs				4,632
Foreign exchange loss				26
Operating income before depreciation and amortization				4,523
Depreciation and amortization				9,630
Operating loss				(5,107)

Long-lived assets by geographic location
The following table presents the total net book value of the Group’s long-lived assets by geographic location:

As at	September 30,		March 31,
	2022		2022
	$	%	$	%
Canada	150,444	47.8	154,251	56.4
U.S.	162,616	51.6	118,023	43.1
International	1,880	0.6	1,299	0.5
	314,940	100.0	273,573	100.0

Information about revenues
The following table presents the Group’s revenues from customers for each major service category:

	For the three months ended September 30,				For the six months ended September 30,
	2022		2021		2022		2021
	$	%	$	%	$	%	$	%
Consulting services - time and materials arrangements	95,526	74.1	87,825	83.5	193,426	75.7	174,307	83.7
Consulting services - fixed-fee arrangements	16,145	12.5	11,200	10.6	31,010	12.1	21,648	10.4
Subscription, software and other revenues	17,262	13.4	6,252	5.9	31,261	12.2	12,243	5.9
	128,933	100.0	105,277	100.0	255,697	100.0	208,198	100.0

Major customer
Contracts with one major customer accounted for $14,924,000 and 11.6% of revenues for the three months ended September 30, 2022 ($15,242,000 and 14.5% for the three months ended September 30, 2021) and $32,452,000 and 12.7% of revenues for the six months ended September 30, 2022 ($30,533,000 and 14.7% for the six months ended September 30, 2021). As at September 30, 2022, accounts receivable and other receivables from one major customer amounted to $15,207,000 or 15.2% of total accounts receivable and other receivables (March 31, 2022 - one major customer amounted to $19,771,000 or 19.6%).

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 23

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
15. FINANCIAL INSTRUMENTS
Interest rate risk
On August 30, 2022, the Group entered into and designated as an effective hedging instrument, an interest rate swap for a nominal amount of $30,000,000 maturing on August 30, 2025 to fix the variability in interest rates on a designated portion of borrowings under its Credit Facility. Under the interest rate swap agreement, the Group pays interest based on a fixed rate of 3.97%, and receives interest based on the actual one-month BA/CDOR rate. The fair market value of the interest rate swap agreement as at September 30, 2022 is nil.
Fair Value of Financial Instruments
Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•Level 1 - Valuation based on quoted prices observed in active markets for identical assets or liabilities.
•Level 2 - Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 - Valuation techniques with significant unobservable market inputs. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.
Fair value of derivatives instruments are determined under level 2.
The Group's long-term debt is carried at amortized costs. The fair value of the long-term debt is estimated by discounting expected cash flows at rates that would be currently offered to the Group for debts of the same remaining maturities and conditions (level 2).
The following table summarizes their carrying amounts:

As at	September 30,	March 31,
	2022	2022
	$	$
Credit Facility (a)	112,529	66,631
Secured loans (a)	9,336	8,596
Subordinated unsecured loans (b)	20,000	17,500
Balances of purchase price payable (c)	23,153	13,026
	165,018	105,753

(a) The fair values of the Credit Facility and secured loans, bearing interest at variable rates, approximate their respective carrying amounts because the interest rates applied approximate current market interest rate.
(b) As at September 30, 2022, the fair value of the subordinated unsecured loans, bearing interest at fixed rates, was approximately $18,133,000 (March 31, 2022 - $16,157,000).
(c) The fair values of balances of purchase price payable approximate their carrying amounts given the short-term maturity of two of the balances of purchase payable and the recent fair market value assessment at the time of acquisition of the third balance of purchase price payable.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2022 and 2021	| 24